Exhibit 23.1

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 333- 92491 and No. 333-102288) filed with the Securities and Exchange Commission pertaining to the 1995 Israel stock option Plan, 1997 Stock Option Plan and 1998 Non-Employee Director Share Option Plan and pertaining to the 2000 Stock Option Plan of Nur Macroprinters, of our report dated March 11, 2003, with respect to the consolidated financial statements and schedules of Nur Macroprinters included in this Annual Report (Form 20-F) for the year ended December 31, 2002.

Tel-Aviv, Israel
May14, 2003

Yours truly, /S/ Kost Forer & Gabbay KOST FORER & GABBAY A Member of Ernst & Young Global